Exhibit 99.30
ARIZONA PUBLIC SERVICE COMPANY
NON-GAAP FINANCIAL MEASURE RECONCILIATION — OPERATING INCOME
(GAAP MEASURE) TO GROSS MARGIN (NON-GAAP FINANCIAL MEASURE)
(in thousands)

	TWELVE MONTHS ENDED
	DECEMBER 31,		Increase (Decrease)
	2006	2005	Pretax	After Tax
RECONCILIATION OF GROSS MARGIN
Operating Income (closest GAAP measure)	$397,942	$381,613	$16,329	$9,922
Plus:
Operations and maintenance	665,631	591,941	73,690	44,774
Depreciation and amortization	353,057	325,174	27,883	16,942
Income taxes	144,127	157,273	(13,146)	(7,988)
Other taxes	127,989	125,810	2,179	1,324

Gross margin	$1,688,746	$1,581,811	$106,935	$64,974